Petroteq Reaffirms its Commitment to the Viston Tender Offer and Responds

to New Conditions Imposed by Viston United Swiss AG

SHERMAN OAKS, CA / ACCESSWIRE / June 21, 2022 / Petroteq Energy Inc. ("Petroteq" or the "Company") (TSXV;PQE)(OTC PINK:PQEFF)(FSE:PQCF), an oil company focused on the development and implementation of its proprietary oil sands extraction and remediation technologies, wishes to update its shareholders, investors and the public on the pending offer by Viston United Swiss AG ("Viston"), acting through 2869889 Ontario Inc., its subsidiary (the "Offeror") to purchase all of the outstanding common shares (the "Common Shares") of Petroteq (the "Viston Offer") and to provide a response to the new or additional conditions to the Viston Offer set forth in the "Fourth Notice of Variation and Extension" (the "New Conditions") as announced by Viston in Schedule TO/A (Amendment No. 10) filed by the Offeror with the Securities and Exchange Commission ("Commission") on June 17, 2022.

Following the Viston Offer on October 25, 2021 (and as subsequently amended), Petroteq announced on January 4, 2022 that it had issued a Supplement (the "Supplement") to the Directors' Circular dated November 6, 2021 (the "Directors' Circular") (filed in Amendment No. 1 to its Schedule 14D-9 (Solicitation/Recommendation) with the Commission on January 4, 2022) (the "Directors' Circular") in which, among other things, the Company's board of directors (the "Board") was recommending acceptance of the Viston Offer and indicated an intent by the Company's executive officers and directors to tender their Common Shares in response to the Viston Offer.

Petroteq wishes to reiterate that nothing has changed with respect to the Board's recommendation to shareholder contained in the Supplement to accept the Viston Offer and has continued proactively to support the Viston Offer and to cooperate fully with Viston, the Offeror and their attorneys in moving the Viston Offer to completion.  On January 24, 2022, Petroteq submitted a filing with the Department of Justice's Antitrust Division required under the (U.S.) Hart-Scott-Rodino Act, a filing that the Company believes was a substantial factor in the Antitrust Division's decision to allow the antitrust review period for the Viston Offer to expire on February 4, 2022.

In addition, the initial review period under the Investment Canada Act also lapsed on February 3, 2022, with no national security related notice having been issued.

Following an initial declaration filed by Viston on or about January 2, 2022 with the Committee on Foreign Investment in the United States ("CFIUS"), on May 17, 2022 Petroteq and Viston filed a joint voluntary notice (the "JVN") with CFIUS in an effort to obtain CFIUS' clearance of the Viston Offer from a U.S. national security standpoint.  Since filing the JVN, Petroteq has, either directly or jointly with Viston, provided a relatively substantial amount of information to CFIUS and has responded to various question sets transmitted by CFIUS to Viston and/or Petroteq. Petroteq fully anticipates that the cooperation between Viston and Petroteq will continue through the CFIUS review period, which is currently scheduled to conclude no later than July 7, 2022, unless CFIUS elects to take further action.

In a news release issued on June 10, 2022, Petroteq confirmed the Board's continuing support for the Viston Offer and its recommendation to its shareholders that they tender their Common Shares to the Viston Offer.  In this release, Petroteq also reported that the Common Shares held by the executive officers and directors of the Company remained tendered to the Viston Offer, that it has no plans or intentions to engage in any defensive or other tactics that could prejudice the Viston Offer, other than a private placement of $2.5 million needed by the Company for operating capital, and that it intends to consult with Viston on the matters to be considered at Petroteq's annual and special shareholders meeting scheduled for July 21, 2022 (the "Notice of Meeting"), which are set out in the Company's Notice of Annual and Special Meeting of Shareholders dated June 3, 2022 (filed in SEDAR on June 15, 2022) (the "Circular") and to involve Viston in Petroteq's search for a new chief executive officer (the "CEO Search").

Petroteq again reaffirms the Board's continuing support for the Viston Offer as announced in its June 10, 2022 press release and reiterates that it has no plans or intention of adopting a "poison pill" or to take other defensive actions or tactics that would prejudice or undermine the Viston Offer. Petroteq remains committed to provide assistance and support to Viston in satisfying of the conditions to the Viston Offer.  Petroteq has no objections to the accept New Conditions and, in response thereto, wishes to reiterate and confirm the following:

  Petroteq has no plans or intention, notwithstanding the Private Placement, to cause or permit any change in the capitalization of Petroteq or any of its subsidiaries as publicly disclosed in the Company's Management's Discussion and Analysis for the three and six months ended February 28, 2022 and 2021, respectively (as filed in SEDAR on April 29, 2022), other than the changes publicly disclosed by Petroteq prior to June 17, 2022, that would cause the number of issued and outstanding Common Shares to exceed 811,000,000 shares (on a fully-diluted basis);
  Petroteq intends to involve Viston in the CEO Search. All CEO candidates considered to be serious and viable CEO candidates will be discussed with Viston, and Petroteq intends to seek Viston's prior approval of or no objection to (a) any CEO candidate to whom Petroteq plans to extend an offer of employment, and (b) the terms of any executive employment agreement offered to any such CEO candidate;
  No matters shall be placed on the agenda of matters to be approved or adopted by shareholders at the Meeting other than the matters included in the Notice of Meeting.  Petroteq plans to discuss each of these matters with Viston and the Offeror in advance of the scheduled meeting;
  Petroteq has submitted the 2022 Equity Incentive Plan (the "Plan") for approval at the Meeting as it is consistent with sound business practice and necessary in order for the Company to attract and retain talented and experienced corporate leadership and to have a plan which reflects the recent changes and amendments made to Policy 4.4 of the TSX Venture Exchange in late 2021. If the Plan is approved by shareholders, Petroteq has no plan or intent to issue securities to directors, officers, employees or consultants under or pursuant to the Plan during the pendency of the Viston Offer; and
  In the "Order Instituting Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings and Imposing a Cease-and-Desist Order and Notice of Hearing" issued by the Commission on June 13, 2022 (the "SEC Settlement Order"), Petroteq has attempted, through settlement and compromise, to resolve all outstanding issues with the Commission under the U.S. securities laws. Petroteq has initiated a dialogue with Viston (or the Offeror) and its attorneys and has expressed a willingness to provide Viston with (non-privileged) information to assist Viston in its due diligence with respect to the SEC Settlement Order.  The Commission has a longstanding policy in treating its investigations as confidential, so Petroteq's willingness to share information with Viston will be subject to the Commission's policies on confidentiality.  Petroteq also plans to make available to Viston and its attorneys Petroteq's Regulatory Oversight and Advisory Committee (the "ROC"), its executive officers and counsel in order to enable Viston (and the Offeror) complete its due diligence and to become fully cognizant of, and comfortable with, the actions and steps that are being taken by Petroteq to adopt or expand its governance, internal controls and compliance programs to ensure compliance with the SEC Settlement Order and all applicable Canadian and U.S. securities laws, regulations and exchange requirements.

We look forward to continuing the supportive and cooperative relationship that has developed between Viston and Petroteq and will continue to keep our shareholders updated as developments warrant.

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation. For more information, visit www.petroteq.energy.

Viston Offer

Petroteq Shareholders are reminded that 2869889 Ontario Inc., a wholly-owned subsidiary of Viston United Swiss AG, has tendered an offer to purchase all of the issued and outstanding Common Shares.

How to Tender Common Shares to the Viston Offer

Petroteq Shareholders who hold Common Shares through a broker or intermediary should promptly contact them directly and provide their instructions to tender to the Viston Offer, including any U.S. dollar currency election. Registered shareholders that hold Common Shares in their own name need to complete a Letter of Transmittal and send, along with share certificates or DRS statements to the Depositary at the address listed on the Letter of Transmittal.

For assistance or to ask any questions, Shareholders should visit www.petroteqoffer.com or contact Kingsdale Advisors, the Information Agent and Depositary in connection with the Viston Offer, within North America toll-free at 1-866-581-1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com.

Additional Information

In connection with the Viston Offer, Petroteq has filed with Canadian securities regulators a Directors' Circular dated November 6, 2021 and a Supplement to the Director's Circular dated December 29, 2021. Petroteq has also filed with the Commission: the Board's Solicitation/ Recommendation Statement on Schedule 14D-9 dated November 6, 2021 (the "Schedule 14D-9") which includes the Directors' Circular as an exhibit; an amendment to the Schedule 14D-9 dated January 4, 2022 (the "Schedule 14D-9/A") which includes the Supplement as an exhibit; and additional amendments to the Schedule 14D-9 dated January 26, 2022, February 10, 2022, February 28, 2022, April 28, 2022, June 10, 2022 and June 14, 2022, to include certain news releases issued by Petroteq as exhibits thereto. Any additional amendments to the Schedule 14D-9 filed by Petroteq that is required to be mailed to shareholders, will be mailed to shareholders of Petroteq. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THESE AND OTHER DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORS OR THE COMMISSION IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN CERTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain the Supplement, the Directors' Circular, the Schedule 14D-9/A, the Schedule 14D-9, and any amendments or supplements thereto, and other documents filed by Petroteq with Canadian securities regulators and the Commission related to the Viston Offer, for no charge: on SEDAR under Petroteq's profile at www.sedar.com; on EDGAR at www.sec.gov; or www.petroteq.com. Any questions and requests for assistance may be directed to Petroteq's Information Agent, Shorecrest Group Ltd. (North American Toll-Free Phone: 1-888-637-5789; e-mail: contact@shorecrestgroup.com; outside North America, banks and brokers call collect: 647-931-7454).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release contain forward-looking statements within the meaning of the U.S. and Canadian securities laws. Words such as "may," "would," "could," "should," "potential," "will," "seek," "intend," "plan," "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company, including: including Petroteq's intentions to consult with Viston on the business of the upcoming Meeting, involve Viston in the CEO Search, support all conditions of the Viston Offer, to provide Viston with information relating to the SEC Settlement Order, not to issue any securities under the Plan while the Viston Offer remains outstanding and not to cause any change in the capitalization except as contemplated herein, Petroteq's continued support of the Viston Offer, that the Common Shares tendered by Petroteq's management and board of directors in favour of the Viston Offer will remain tendered, and statements relating to whether Petroteq will engage in defensive tactics in respect of the Viston Offer. Readers are cautioned that there is no certainty that it will be commercially viable to produce any portion of the resources. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, based on information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation, the Exchange concluding its reinstatement review to ensure the Company has satisfactorily complied with Exchange requirements. While forward-looking statements are based on data, assumptions and analyses that the Company believes are reasonable under the circumstances, whether actual results, performance or developments will meet the Company's expectations and predictions depends on a number of risks and uncertainties that could cause the actual results, performance and financial condition of the Company to differ materially from its expectations. Certain of the "risk factors" that could cause actual results to differ materially from the Company's forward-looking statements in this press release include, without limitation: uncertainties regarding the Viston Offer; risks related to the sources of funds to be used by Viston in satisfying the Cash Consideration payable in respect of any Common Shares acquired under the Viston Offer; risks related to the ultimate control persons(s) of Viston; risks relating to the failure of Viston to obtain all necessary regulatory approvals in respect of the Viston Offer; the risk that the Viston Offer may be varied, accelerated or terminated in certain circumstances; risks relating to the outcome of the Viston Offer; the risk that the conditions to the Viston Offer may not be satisfied or, to the extent permitted, waived; the risk that no compelling or superior proposals will emerge; operating results; uncertainties inherent in the estimation of resources, including whether any reserves will ever be attributed to the Company's properties; since the Company's extraction technology is proprietary, is not widely used in the industry, and has not been used in consistent commercial production, the Company's bitumen resources are classified as a contingent resource because they are not currently considered to be commercially recoverable; full scale commercial production may engender public opposition; the Company cannot be certain that its bitumen resources will be economically producible and thus cannot be classified as proved or probable reserves in accordance with applicable securities laws; changes in laws or regulations; the ability to implement business strategies or to pursue business opportunities, whether for economic or other reasons; status of the world oil markets, oil prices and price volatility; oil pricing; state of capital markets and the ability of the Company to raise capital; litigation; the commercial and economic viability of the Company's oil sands hydrocarbon extraction technology, and other proprietary technologies developed or licensed by the Company or its subsidiaries, which currently are of an experimental nature and have not been used at full capacity for an extended period of time; reliance on suppliers, contractors, consultants and key personnel; the ability of the Company to maintain its mineral lease holdings; potential failure of the Company's business plans or model; the nature of oil and gas production and oil sands mining, extraction and production; uncertainties in exploration and drilling for oil, gas and other hydrocarbon bearing substances; unanticipated costs and expenses, availability of financing and other capital; potential damage to or destruction of property, loss of life and environmental damage; risks associated with compliance with environmental protection laws and regulations; uninsurable or uninsured risks; potential conflicts of interest of officers and directors; risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; and other general economic, market and business conditions and factors, including the risk factors discussed or referred to in the Company's disclosure documents, filed with United States Securities and Exchange Commission and available at www.sec.gov (including, without limitation, its most recent annual report on Form 10-K under the Securities Exchange Act of 1934, as amended), and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward- looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

CONTACT INFORMATION:

Petroteq Energy Inc.
Vladimir Podlipskiy
Interim Chief Executive Officer
Tel: (800) 979-1897

SOURCE: Petroteq Energy Inc.

Released June 22, 2022